EXHIBIT 99.12

Gammon Lake Resources Inc.
Interim Consolidated Financial Statements

(Unaudited)
January 31, 2003 and 2002

Contents

Page

Interim Consolidated Statements of Earnings and Deficit	1

Interim Consolidated Balance Sheets	2

Interim Consolidated Statements of Cash Flows	3

Notes to the Interim Consolidated Financial Statements	4-16

Gammon Lake Resources Inc. Interim Consolidated Statements of Earnings and Deficit
(Unaudited) Periods Ended January 31	Three Months 2003	Three Months 2002	Six Months 2003	Six Months 2002

Interest income	$ 17,060	$ 379	$ 64,530	$ 19,456
Management Fees (Note 6 (d) )	90,000	-	180,000	-

	107,060	379	244,530	19,456

Expenses
Amortization	1,505	1,047	2,319	2,094
Foreign exchange gain	(1,806,598)		(1,872,009)
General and administrative	400,341	131,784	539,294	211,628
Management fees	-	9,000	-	18,000
Professional fees	640,882	183,544	786,758	509,472
Wages and benefits	52,026	19,649	95,804	39,348

	(711,844)	345,024	(447,834)	780,542

Net earnings (loss)	$ 818,904	$ (344,645)	$ 692,364	$ (761,086)

Earnings (loss) per share (Note 9)	$ 0.024	$ (0.014)	$ 0.021	$ (0.031)

Diluted earnings (loss) per share (Note 9)	$ 0.022	$ (0.014)	0.019	$ (0.031)

Deficit, beginning of period	$ (6,228,234)	$ (4,310,474)	$ (6,101,694)	$ (3,894,033)

Net earnings (loss)	818,904	(344,645)	692,364	(761,086)

Deficit, end of period	$ (5,409,330)	$ (4,655,119)	$ (5,409,330)	$ (4,655,119)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc.
Interim Consolidated Balance Sheets	January 31	July 31
(Unaudited)	2003	2002

Assets
Current
Cash and cash equivalents	$ 5,563,758	$ 6,398,305
Receivables
Commodity taxes	296,743	190,489
Other	35,819	149,127
Prepaids	4,000	4,000

	5,900,320	6,741,921

Investment in affiliated company (Note 3)	500,000	-
Capital assets (Note 4)	30,215	25,919
Mineral properties and related deferred
costs (Notes 5 and 6)	50,791,952	48,785,981

	$ 57,222,487	$ 55,553,821

Liabilities
Current
Payables and accruals	$ 673,436	$ 168,788

Long term debt (Note 7)	10,703,000	11,028,111
Future income taxes (Note 11)	10,130,000	11,417,000

	21,506,436	22,613,899

Shareholders' Equity
Capital stock (Note 8)	40,855,131	39,041,616
Contributed surplus (Note 8)	270,250	-
Deficit	(5,409,330)	(6,101,694)

	35,716,051	32,939,922

	$ 57,222,487	$ 55,553,821

Nature of operations and going concern assumption (Note 1)
Commitments and contingencies (Note 6)
Subsequent event (Note 15)

On behalf of the Board

________________________________ Director	________________________________ Director

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc. Interim Consolidated Statements of Cash Flows
(Unaudited) Periods Ended January 31	Three Months 2003	Three Months 2002	Six Months 2003	Six Months 2002

Increase (decrease) in cash and cash equivalents

Operating
Net earnings (loss)	$ 818,904	$ (344,645)	$ 692,364	$ (761,086)
Amortization	1,505	1,047	2,319	2,094
Foreign exchange gain	(1,806,598)	-	(1,872,009)	-
Stock option expense	270,250	-	270,250	-
	(715,939)	(343,598)	(907,076)	(758,992)

Change in non-cash operating
working capital (Note 10)	561,980	(140,272)	511,702	(62,518)

Cash flow from operations	(153,959)	(483,870)	(395,374)	(821,510)

Financing
Net proceeds from issuance of
capital stock	1,755,427	239,205	1,813,515	1,031,613

Investing
Acquisition of investment	(500,000)		(500,000)	-
Acquisition of capital assets	(6,505)	-	(6,615)	(1,262)
Expenditures on mineral properties
and related deferred costs	(1,272,808)	(465,027)	(1,746,073)	(581,300)

	(1,779,313)	(465,027)	(2,252,688)	(582,562)

Decrease in cash and cash equivalents	(177,845)	(558,892)	(834,547)	(372,459)

Cash and cash equivalents
Beginning of periods	5,741,603	656,348	6,398,305	469,915

End of periods (Note 10)	$ 5,563,758	$ 97,456	$ 5,563,758	$ 97,456

Cash flow per share from operations (Note 9)	$ (0.005)	$ (0.019)	$ (0.012)	$ (0.034)

See accompanying notes to the interim consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

1.     Nature of operations and going concern assumption

Gammon Lake Resources Inc. (the “Company”) is a publicly traded company, engaged in the acquisition, exploration and development of resource properties in Canada and Mexico. The Company is continued under Part 1A of the Companies Act (Quebec) and its common shares are listed on the Toronto Stock Exchange.

These financial statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, the securing and maintaining of title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to complete the development thereof and upon future profitable production there from or alternatively upon the Company’s ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material write downs of the carrying values.

The Company will have to raise additional funds to complete the acquisition, exploration and development of its interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future. In addition, the Company will require further financing to meet certain financial commitments under its joint venture and option buy out agreements.

If the going concern assumption were not appropriate for these financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, the reporting revenues and expenses, and the balance sheet classifications used.

2.     Summary of significant accounting policies

Basis of presentation
The accompanying unaudited interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and contain all adjustments necessary to present fairly Gammon Lake Resources Inc.‘s financial position as at January 31, 2003 as well as its results of operations and cash flows for the three month and six month periods ended January 31, 2003 and 2002.

The unaudited interim consolidated financial statements and notes should be read in conjunction with the Company’s most recent annual consolidated financial statements.

These interim financial statements follow the same accounting policies as the most recent annual consolidated financial statements, except as disclosed herein.

These consolidated financial statements include the accounts of the Company plus Gammon Lake Resources (NS) Incorporated and its wholly owned subsidiaries, Gammon Lake de Mexico S.A. de C.V. and Gammon Lake Resources (Barbados) Inc.

Interests in joint ventures are accounted for on the proportionate consolidation basis whereby the Company’s share of joint venture assets, liabilities, revenues and expenses are included in the consolidated financial statements.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

2.     Summary of significant accounting policies (continued)

Use of estimates
The presentation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those reported.

Cash and cash equivalents
Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts, and highly liquid temporary investments.

Mineral properties and related deferred costs
Acquisitions, exploration and development costs relating to mineral properties are deferred until the properties are brought into production, at which time they are amortized on the unit of production basis, or until the properties are abandoned or sold or management determines that the mineral property is not economically viable, at which time the cost of the property and related deferred costs are written off. The units-of-production amortization is calculated based on proven and probable reserves following commencement of production. The amounts at which mineral properties and the related deferred costs are recorded do not necessarily reflect present or future values.

Long term investments
The Company accounts for its investment in a company over which it has significant influence using the equity method of accounting whereby the investment is initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee companies and reduced by dividends received.

Capital assets and amortization
Capital assets are recorded at cost. Amortization is calculated using the declining balance method at the annual rate of 30% for computer equipment and 20% for exploration equipment and furniture and equipment.

Stock based compensation and change in accounting policy
Effective August 1, 2002, the Company adopted the recommendations of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This Section defines recognition, measurement and disclosure standards for stock-based compensation to non-employees and employees. Under these new standards, all stock-based payments made to non-employees must be systematically accounted for in the enterprise’s financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method of accounting for its stock-based employee compensation plans. Under this method, compensation costs should be measured at the grant date based on the fair value of the award and should be recognized over the related service period. An entity that does not adopt the fair value method of accounting for its awards granted to employees is required to include in its financial statements pro forma disclosures of net earnings and earnings per share as if the fair value method of accounting had been applied. The Company has chosen the latter alternative and the required pro forma information is presented in Note 8.

This policy has been adopted prospectively without retroactive application to financial statements of prior periods.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

2.     Summary of significant accounting policies (continued)

Foreign currency transactions
Monetary assets and liabilities denominated in foreign currencies are translated at the period end exchange rate. Non-monetary assets and liabilities, as well as revenue and expense transactions denominated in foreign currencies are translated at the rate prevailing at the time of the transaction. Translation gains or losses are recognized in the period in which they occur.

Income taxes
Income taxes are calculated using the asset and liability method of tax accounting. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities and on unclaimed losses carried forward and are measured using the substantially enacted tax rates that will be in effect when the differences are expected to reverse or when unclaimed losses are expected to be utilized. A valuation allowance is recognized to the extent that the recoverability of future income tax assets is not considered more likely than not.

Earnings (loss) per common share
Earnings (loss) per common share is calculated based on the weighted average number of common shares outstanding for the period. Diluted earnings per common share considers the potential exercise of outstanding options and warrants using the treasury-based method.

Future site restoration and abandonment costs
Estimated costs of future site restoration and abandonments, net of recoveries, will be provided for over the life of future proved reserves on a unit-of-production basis. An annual provision will be recorded as depletion and depreciation. As the Company has no proved reserves at January 31, 2003, no provision has been provided in the interim consolidated financial statements.

3.     Investment in affiliated company

The Company’s long-term investment, carried at equity, consists of 5,000,000 shares, representing a 50% subscribed interest in the issued and outstanding common shares of Mexgold Resources Inc. (“Mexgold”). Mexgold is a private junior natural resource issuer which holds a 100% interest in a single Mexican gold and silver mineral exploration property, known as the “Guadulupe Gold-Silver Project”. Mexgold has entered into a letter of intent to merge with Seven Clans Resources Inc., a public junior natural resource company listed on the TSX Venture Exchange (TSXV: SCR). Upon completion of this merger, which is subject to shareholder and regulatory approval, it is expected that the company will own 27.4% of the issued and outstanding shares of Seven Clans Resources Inc. on a non-diluted basis.

4.     Capital assets

	January 31, 2003			July 31, 2002

		Accumulated	Net Book		Accumulated	Net Book
	Cost	Amortization	Value	Cost	Amortization	Value

Computer equipment	$ 9,272	$ 5,020	$ 4,252	$ 6,752	$ 4,616	$ 2,136
Exploration equipment	39,405	18,163	21,242	39,283	16,425	22,858
Furniture and equipment	6,943	2,222	4,721	2,957	2,032	925

	$55,620	$25,405	$30,215	$48,992	$23,073	$25,919

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

5.     Mineral properties and related deferred costs

For the six month period ended January 31, 2003

	Balance	Expenditure	s	Balance
	July 31, 2002	during the period		Jan. 31, 2003

Mexico
La Cuesta and Santa Maria	$ 1,063,448	$ -		$ 1,063,448
Ocampo	47,722,533	2,005,971		49,728,504

	$ 48,785,981	$ 2,005,971		$ 50,791,952

Included in current period expenditures are future income taxes of $259,898.

6.     Commitments and contingencies

Option and joint venture agreements

a)     Minera Fuerte Mayo, S.A. de C.V. (“Fuerte Mayo”)

The Company has a joint venture agreement with Fuerte Mayo respecting the Ocampo property under which the Company has a 60% participating interest in 17 mining claims in Mexico. Under the terms of the joint venture, the Company is the operator and 100% of the sales from production on the property may be applied to the cash payment due to Fuerte Mayo in the joint venture stage. Under the terms of the agreement, a balance of US $211,526 is due to Fuerte Mayo upon the sale of the property.

In April 1999, the Company secured a right to earn the remaining 40% interest in the property. Under the terms of this agreement, to be eligible to acquire the additional interest, the Company must first fulfill the above conditions of the joint venture agreement. The Company can acquire the additional interest after completing CDN $1,000,000 of exploration which must include at least 5,000 meters of drilling and agreeing to pay US $5.00 per ounce of proved gold reserves.

The company has fulfilled all drilling and exploration expenditures required under the contract to acquire the remaining 40% interest. Fuerte Mayo has given the company permission to contract with the underlying concession holder directly to obtain the remaining 40% interest in the property (see Note 15).

b)     Minerales de Soyopa, S.A. de C.V. (“Soyopa”)

On November 24, 2001, the Company and Soyopa entered into an agreement amending previous option and joint venture agreements. Under the terms of these agreements, the Company acquired 100% of the right, title and ownership to 17 mining claims in the Ocampo district of Mexico. Consideration for title of the properties was US $100,000 paid on November 24, 2001, US $125,000 paid on May 23, 2002, the issuance of 5,000,000 common shares of the Company to Soyopa and US $7,000,000 in long term debt as disclosed in Note 7.

Under the terms of the agreement, the 5,000,000 common shares may only be sold at a price of CDN $2.50 or greater per share until November 24, 2003. After November 24, 2003, the shares may be sold at any price except that if shares are to be sold at a price less than CDN $1.00 per share, only one-half of the shares owned may be sold. The Company has determined a value of CDN $0.52 per share (approximating the trading value at the time the agreement was entered into) for total share consideration of CDN $2,600,000.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

6.     Commitments and contingencies (continued)

c)     Compania Minera Global, S.A. de C.V. (“Global”)

On July 17, 2000, the Company entered into an agreement with Global for consulting services to assist in the negotiations of an agreement with Soyopa to secure the right to acquire the then remaining fifty-one percent (51%) interest in the Ocampo property.

As part of the consideration for the successful negotiation and execution of the agreement between the Company and Soyopa and upon sale by the Company of the lands, claims and concessions described in the agreements, the Company is required to pay Global U.S. $1,000,000.

d)     Bolnisi Gold NL (“Bolnisi”)

On March 25, 2002, the Company entered into an Earn in Agreement with Bolnisi over certain areas of the Ocampo property.

A summary of the significant terms and conditions of the agreement are as follows:

i.)	Bolnisi will pay the Company $30,000 CDN per month commencing April 2002 until the completion of the earn-in period.

ii.)	Bolnisi will complete the feasibility study commenced by the Company.

iii.)	At the completion of the feasibility study, Bolnisi may withdraw from the agreement if it is not subjectively satisfied with the results of the study without any further obligations to the Company.

iv.)

Bolnisi will earn a 60% interest in the properties under agreement once the project has been placed into production at a rate of not less that 1.25 million tonnes per annum. Bolnisi is responsible for all costs associated with putting the project into production.

v.)

If the property is not placed into production within a period of 18 months, a $100,000 CDN penalty per month will apply until completion. If the property has not been placed into production within 24 months of the due diligence period, the earn in agreement will be null and void and the Company will retain 100% ownership of the properties.

vi.)	Bolnisi was granted a right of first refusal to develop the Company’s remaining properties.

A summary of the future commitments based on the above noted option and joint venture agreements at January 31, 2003 are set out in the following table:

Agreement	Consideration	Terms
Minera Fuerte Mayo, S.A. de C.V	US $211,526	Upon sale of the property
Compania Minera Global, S.A. de C.V	US $1,000,000	Upon sale of the property

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

	January 31	July 31
7. Long term debt	2003	2002

Soyopa loan, non-interest bearing, translated to
Canadian dollars at the balance sheet date	$ 10,703,000	$ 11,028,111

The long term debt payable to Soyopa is non-interest bearing with terms of repayment as follows:

i.)	US $3,500,000 on or before November 23, 2006;

ii.)	US $3,500,000 on or before November 23, 2007;

iii.)

In the event that the Company has commenced production of gold and/or silver from the mining title acquired prior to November 23, 2006, the Company is required to pay Soyopa US $1,000,000, annually, commencing on the first anniversary of the start of production which will reduce the remaining amount due;

iv.)	In the event the Company sells or transfers title to the concessions to a third party, the US $7,000,000 or the amount remaining, becomes due.

8.     Capital stock

Authorized:
Unlimited number of common shares

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 12%, non-participating, non-voting, Class “A” preferred shares, redeemable at their paid-in value.

Unlimited number of non-cumulative, dividends to be determined by the Board of Directors not to exceed 13%, non-participating, non-voting, Class “B” preferred shares, redeemable at their paid-in value.

Issued and outstanding:

	Number of	Ascribed
	Common Shares	Value

Balance - July 31, 2001	20,680,066	$ 27,525,823

Issued during the year ended July 31, 2002:
Pursuant to joint venture agreement
Minerals de Soyopa, S.A. de C.V. (Ocampo property)	5,000,000	2,600,000	(1)
For cash pursuant to private placements	7,525,000	7,737,000
For cash upon exercise of share purchase options	1,155,000	760,000
For cash upon exercise of special warrants	519,250	233,662
For cash upon exercise of share purchase warrants	1,410,700	951,956
For cash upon exercise of compensation warrants	163,750	99,888

Less: share issue costs	-	(866,713)

Balance - July 31, 2002	36,453,766	$ 39,041,616

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

8.     Capital stock (continued)

	Number of	Ascribed
	Common Shares	Value

Balance - July 31, 2002	36,453,766	$ 39,041,616

Issued during the six month period ended January 31, 2003:
For cash upon exercise of share purchase options	755,500	825,800
For cash upon exercise of share purchase warrants	1,013,850	967,127
For cash upon exercise of compensation warrants	33,750	20,588

Balance - January 31, 2003	38,256,866	$ 40,855,131

(1)

Pursuant to an agreement with Soyopa, the Company issued 5,000,000 shares to Soyopa at a price of $0.52 per share, representing the approximate trading value at the time the agreement was entered into.

Escrow shares
As at January 31, 2003, 3,482,952 (July 31, 2002 – 3,966,926) common shares issued to promoters of Gammon Lake Resources Inc. and other investors are held in escrow and will be released subject to certain regulatory approvals.

Share purchase warrants
A summary of the 3,217,200 outstanding warrants to purchase common shares as at January 31, 2003 is as follows:

Number of
Common Shares
Under Warrant	Expiration Date	Exercise Price

979,700	October 9, 2003	$ 0.65
2,237,500	November 30, 2003	$ 1.50

During the three month period ended January 31, 2003, 100,000 share purchase warrants expired.

Compensation warrants
With respect to a private placement offering of October 12, 2001, the Company granted 197,500 non-assignable broker’s options entitling the underwriter to acquire from the Company, for no additional consideration, prior to October 9, 2002, 197,500 compensation warrants. Each compensation warrant entitled the underwriter to acquire one unit, each unit consisting of one common share and one common share purchase warrant of the Company at a price of $0.61 per unit up to October 9, 2003. By January 31, 2003, all of these compensation warrants had been exercised.

With respect to a private placement of May 31, 2002, the Company granted 260,000 compensation warrants. Each compensation warrant entitles the underwriter to acquire one unit for $1.50 per unit. Each unit consists of one common share and one half of a common share purchase warrant. Each purchase warrant entitles the underwriter to acquire one common share of the Company at $1.50 per share. At January 31, 2003 none of these compensation warrants have been exercised.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

8.     Capital stock (continued)

Stock options
The Company has a stock option plan under which options to purchase common shares of the Company may be granted to directors, senior officers, employees and service providers of the Company. The aggregate number of common shares which may be reserved for issuance under the plan shall be 9,125,000. The maximum number of common shares which may be reserved for issuance to any one person under the plan shall be 5% of the shares outstanding at the time of grant (on a non-diluted basis) less the aggregate number of shares reserved for issuance to such person under any other option to purchase shares from treasury granted as a compensation or incentive mechanism.

An aggregate of 8,953,300 options have been granted pursuant to the Company’s stock option plan of which 3,482,300 have been exercised or have expired. Set forth below is a summary of the outstanding options to purchase common shares as at January 31, 2003.

	Number of
Holder	Shares Under Option	Expiration Date	Exercise Price
Director	40,000	January 31, 2005	$ 2.40
Directors	490,000	April 25, 2006	$ 1.50
Consultants and employees	38,000	April 25, 2006	$ 1.50
Directors	360,000	September 26, 2006	$ 0.50
Consultants	60,000	September 26, 2006	$ 0.50
Directors	400,000	January 18, 2007	$ 0.70
Consultants	100,000	March 1, 2007	$ 0.90
Consultants	400,000	March 1, 2007	$ 0.93
Officers	150,000	February 7, 2007	$ 0.75
Consultants	75,000	February 7, 2007	$ 0.75
Directors	700,000	March 15, 2007	$ 0.80
Consultants	648,000	March 15, 2007	$ 0.80
Consultants	35,000	April 24, 2007	$ 1.30
Consultant	300,000	May 21, 2007	$ 1.60
Consultant	25,000	June 25, 2003	$ 2.00
Consultant	500,000	October 9, 2005	$ 1.01
Directors	1,150,000	October 9, 2007	$ 1.01

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

8. Capital stock (continued)

	Six Month Period Ended		Year Ended
Fixed Options	January 31, 2003		July 31, 2002
		Weighted Average		Weighted Average
	Shares	Exercise Price	Shares	Exercise Price

Outstanding, beginning of period	4,576,500	$ 0.98	1,111,500	$ 1.64
Granted	1,650,000	$ 1.01	4,720,000	$ 1.80
Expired	-	$ -	(100,000)	$ 2.00
Exercised	(755,500)	$ (1.09)	(1,555,000)	$ 0.66

Outstanding, end of period	5,471,000	$ .97	4,576,500	$ 0.98

Options exercisable, end of period	5,471,000	$ .97	2,371,500	$ 1.04

The Company applies the intrinsic value based method of accounting for stock-based compensation awards to employees and accordingly no compensation cost is recognized. Had stock-based compensation for 1,150,000 options granted under the Plan since July 31, 2002 been determined on the basis of the fair value at the date of grant in accordance with the fair value method of accounting for stock-based compensation, and if the options had been exerciseable the Company’s pro forma net earnings and earnings per share for the six month period ended January 31, 2003 would have been as follows:

Diluted
	Net	Earnings	Earnings
	Earnings	(Loss)	(Loss)
	(Loss)	Per Share	Per Share

As reported	$ 692,364	$ 0.021	$ 0.019
Pro forma
2 years	$ 70,789	$ 0.002	$ 0.002
5 years	$ (192,906)	$ (0.006)	$ (0.015)

Due to uncertainty of the expected life of the options granted during the six month period ended January 31, 2003, the Company has provided a range for expected option life based on management’s best estimate. For purposes of the calculations on the foregoing table, the fair value of each option was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants:

	2 Year	5 Year

Dividend yield	0%	0%
Expected volatility	100%	100%
Risk free interest rate	3.33%	4.2%
Expected life	2 years	5 years

During the six month period ended January 31, 2003, 500,000 options were granted to a consultant which has been based on the fair value of the options on the date granted. For the purposes of this calculation, the fair value of options was estimated using an expected life of two years.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

8.     Capital stock (continued)

No amount was recorded with respect to the 500,000 options granted under a consulting agreement dated October 15, 2002 during the three month period ended October 31, 2002 as these services were not provided until the three month period ended January 31, 2003. As a result, $270,250 was recorded as professional fees and contributed surplus.

9.     Earnings and cash flow per share

Earnings and cash flow from operations per share is calculated based on the weighted average number of shares outstanding during the three month period ended January 31, 2003 of 33,663,739 (2002 – 25,293,858) and during the six month period ended January 31, 2003 of 33,340,922 (2002 – 24,303,629). Escrow shares are not included in the weighted average number of shares outstanding.

Diluted earnings (loss) and cash flow per share is based on the assumption that options under the stock options plan and warrants have been exercised on the later of the beginning of the year and the date granted. The treasury stock method is used to determine the dilutive effect of stock options and warrants. The treasury stock method assumes that proceeds received from the exercise of the in-the-money stock options and warrants are used to repurchase shares at the average market rate. The diluted earnings (loss) per share is based on the diluted weighted–average number of shares outstanding during the three months ended January 31, 2003 of 37,240,456 and the six months ended January 31, 2003 of 35,653,495. The diluted weighted-average number of shares for the three month period and six month period ended January 31, 2002 were not presented as all factors are anti-dilutive. Cash flow per share is calculated on cash flows from operations.

10.     Supplemental cash flow information

	Three Months	Three Months	Six Months	Six Months
Period Ended January 31	2003	2002	2003	2002

Change in non-cash operating working capital:

Receivables	$ 58,094	$ 44,721	$ 7,054	$ 22,481
Prepaids	-	-	-	94
Payables and accruals	503,886	30,679	504,648	(36,291)

	$ 561,980	$ 75,400	$ 511,702	$ (13,716)
Interest and income taxes paid:

Interest	$ 2,186	$ Nil	$ 2,672	$ Nil

Income taxes	$ Nil	$ Nil	$ Nil	$ Nil

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

10.     Supplemental cash flow information (continued)

	January 31	January 31
	2003	2002

Cash and cash equivalents consist of:

Cash on hand and balances with banks	$ 1,558,699	$ 97,456
Temporary money market instruments	4,005,059	-

	$ 5,563,758	$ 97,456

11.     Income taxes

The following table reconciles the expected income tax payable (recovery) at the statutory income tax rate to the amounts recognized in the consolidated statements of earnings for the periods ended January 31, 2003 and 2002.

	Three Months	Three Months	Six Months	Six Months
	2003	2002	2003	2002

Net earnings (loss)	$ 818,904	$ (344,645)	$ 692,364	$ (761,086)
Income tax rate	42.12%	44.12%	42.12%	44.12%

Expected income tax payable (recovery)	345,000	(152,057)	292,000	(335,791)
Statutory rate change	(43,000)	-	(43,000)	-
Tax effect of foreign exchange gains that are not taxable for income tax purposes	(761,000)	-	(761,000)	-
Valuation allowance	459,000	152,057	512,000	335,791

Provision for income taxes	$ -	$ -	$ -	$ -

The following table reflects future income tax liabilities at January 31, 2003 and July 31, 2002.

	January 31	July 31
	2003	2002

Accounting value of mineral properties and related deferred costs in excess of tax value	$ 11,649,000	$ 12,756,000
Deductible share issue costs	(442,000)	(442,000)

Non-capital losses carried forward	(3,493,000)	(3,024,000)

	7,534,000	9,290,000

Valuation allowance	2,596,000	2,127,000

Future income tax liabilities recognized	$ 10,130,000	$ 11,417,000

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

11.     Income taxes (continued)

At July 31, 2002, the Company’s fiscal year end for income tax purposes, the Company had Canadian and Mexican resource pools available to offset future taxable income relative to the carrying value of the properties. The tax benefits pertaining to these amounts are available for carry forward indefinitely. As well, the Company has non-capital losses of approximately $8,104,393 which are due to expire as follows, unless applied against future taxable income. The benefits of the Canadian losses have not been recognized in these consolidated financial statements.

	Canada	Mexico	Total

July 31, 2003	$ 7,357	$ -	$ 7,357
July 31, 2004	311,475	-	311,475
July 31, 2005	197,741	-	197,741
July 31, 2006	367,364	-	367,364
July 31, 2007	887,312	-	887,312
July 31, 2008	1,349,367	-	1,349,367
July 31, 2009	798,312	-	798,312
July 31, 2010	-	1,964,747	1,964,747
July 31, 2012	-	2,220,718	2,220,718

	$ 3,918,928	$ 4,185,465	$ 8,104,393

12.     Related party transactions

The Company paid the following amounts to Directors and companies controlled by Directors:

	Three Months	Three Months	Six Months	Six Months
January 31,	2003	2002	2003	2002

Management fees	$ -	$ 9,000	$ -	$ 18,000
Mineral property exploration
expenditures	92,569	12,116	79,107	24,231
Promotional fees	-	12,539	-	25,077
Professional fees	49,438	127,706	102,423	162,206

	$ 142,007	$ 161,361	$ 181,530	$ 229,514

At January 31,2003 the Company had bonuses payable to directors of $100,000.

Gammon Lake Resources Inc.
Notes to the Interim Consolidated Financial Statements
(Unaudited)
January 31, 2003 and 2002

13. Financial instruments

At January 31, 2003, the Company’s financial instruments consisted of cash and cash equivalents, receivables, payables and long term debt. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. Some of the Company’s receivables and payables are denominated in Mexican Pesos and the Company’s long term debt is denominated in United States dollars and are translated at the period end based on the Company’s accounting policy as set out in Note 2 to the consolidated financial statements. The long term debt creates a risk to the Company’s earnings that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.

The Company estimates that the fair value of its cash and cash equivalents, receivables, investment in affiliated company and payables approximate their carrying values. There is no satisfactory market for the Company’s long term debt based on the nature of the transaction and the uncertainty and potentially broad range of outcomes pertaining to the future cash outflows related which renders the calculation of fair value with approximate reliability impractical.

14.     Comparative figures

Certain of the comparative figures for 2002 have been reclassified to conform to the financial statement presentation adopted for the current period.

15.     Subsequent event

On February 21, 2003, the Company acquired the remaining 40% of the title and interest in a group of claims located in the municipality of Ocampo from Compania Minera Brenda S.A. de C.V. (“Minera Brenda”). The Company agreed to pay 8% of net profits attributable to the development of the mining claims and their concessions up to a maximum of US $2,000,000. An additional US $250,000 is due if, as a result of the exploration of the claims, a minimum mining reserve of two million ounces of equivalent gold are obtained. In the event that the Company were to sell the property, the full US $2,000,000 becomes due and payable at that time.